UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Cardiac Science Corporation
(Name of Subject Company (issuer))
Opto Circuits (India) Ltd.
and
Jolt Acquisition Company
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
14141A108
(CUSIP Number of Class of Securities)

Thomas Dietiker
Opto Circuits (India) Ltd.
Plot No. 83
Electronics City, Hosur Road
Bangalore, India 560 010
+91 80 28 52 10 84
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copy to:
Mark T. Ehrmann, Esq.
Ryan P. Morrison, Esq.
Quarles & Brady LLP
33 East Main, Suite 900
Madison, Wisconsin 53703
(608) 251-5000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$64,523,593	$4,600.54

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 28,053,736 shares of common stock, par value $0.001 per share, of Cardiac Science Corporation (“Shares”), which is the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (a) 23,867,815 Shares issued and outstanding, (b) 4,185,921 Shares authorized and reserved for issuance (including outstanding options to purchase 2,755,968 Shares, outstanding restricted stock units with respect to 1,421,609 Shares and outstanding warrants to purchase 8,344 Shares)), and (ii) the tender offer price of $2.30 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by 0.00007130.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
Exhibit Index
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.1.C
EX-99.A.1.D
EX-99.A.1.E
EX-99.A.1.H
EX-99.A.5.A
EX-99.A.5.B
EX-99.A.5.C
EX-99.A.5.D
EX-99.D.3
EX-99.D.4
EX-99.D.5

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Jolt Acquisition Company, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Opto Circuits (India) Ltd., a public limited company incorporated under the laws of the nation of India (“Opto Circuits”), to purchase all the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”) of Cardiac Science Corporation, a Delaware corporation (“Cardiac Science”), at a price of $2.30 per Share, net to the seller in cash, without interest thereon (the “Offer Price”), and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Schedule TO is being filed on behalf of Purchaser and Opto Circuits.
     Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
     The Agreement and Plan of Merger, dated October 19, 2010, as amended on October 29, 2010, by and among Opto Circuits, Purchaser and Cardiac Science (the “Merger Agreement”), copies of which are attached as Exhibits (d)(1) and (d)(2) hereto are incorporated herein by references with respect to Items 4 through 9 and Item 11 of this Schedule TO.
Item 1. Summary Term Sheet.
     The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) The name of the subject company is Cardiac Science Corporation, a Delaware corporation. Cardiac Science’s principal executive office is located at 3303 Monte Villa Parkway, Bothell, Washington 98021 and its telephone number at such principal executive office is (425) 402-2000.
     (b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all issued and outstanding Shares. According to Cardiac Science, as of October 19, 2010 there were 23,867,815 Shares issued and outstanding and there were outstanding stock options to purchase 2,755,968 Shares, outstanding restricted stock units with respect to 1,421,609 Shares and outstanding warrants to purchase 8,344 Shares.
     (c) The information set forth in Section 6, “Price Range of Shares; Dividends,” of the Offer to Purchase is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     The information set forth in Section 9, “Certain Information Concerning Purchaser and Opto Circuits,” and Schedule A to the Offer to Purchase is incorporated herein by reference.
Item 4. Terms of the Transaction.
     The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in Sections 8, 9, 10 and 11, “Certain Information Concerning Cardiac Science,” “Certain Information Concerning Purchaser and Opto Circuits,” “Background of the Offer; Contacts with Cardiac Science” and “Purpose of the Offer and Plans for Cardiac Science; Merger Agreement,” of the Offer to Purchase is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     The information set forth in Sections 6, 7, 10, 11 and 14, “Price Range of Shares; Dividends,” “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” “Background of the Offer; Contacts with Cardiac Science,” “Purpose of the Offer and Plans for Cardiac Science; Merger Agreement” and “Dividends and Distributions,” of the Offer to Purchase is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     The information set forth in Section 12, “Source and Amount of Funds,” of the Offer to Purchase is incorporated herein by reference.
Item 8. Interest in Securities of the Subject Company.
     The information set forth in Sections 8, 9, 10 and 11, “Certain Information Concerning Cardiac Science,” “Certain Information Concerning Purchaser and Opto Circuits,” “Background of the Offer; Contacts with Cardiac Science” and “Purpose of the Offer and Plans for Cardiac Science; Merger Agreement,” and in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     The information set forth in Sections 10, 11 and 16, “Background of the Offer; Contacts with Cardiac Science,” “Purpose of the Offer and Plans for Cardiac Science; Merger Agreement” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10. Financial Statements.
     Not applicable.
Item 11. Additional Information.
     (a)(1) The information set forth in Sections 9, 10, 11 and 13, “Certain Information Concerning Purchaser and Opto Circuits,” “Background of the Offer; Contacts with Cardiac Science,” “Purpose of the Offer and Plans for Cardiac Science; Merger Agreement” and “Conditions of the Offer,” of the Offer to Purchase is incorporated herein by reference.
     (a)(2),(3) The information set forth in Sections 11, 13 and 15, “Purpose of the Offer and Plans for Cardiac Science; Merger Agreement,” “Conditions of the Offer” and “Certain Legal Matters,” of the Offer to Purchase is incorporated herein by reference.
     (a)(4) The information set forth in Section 7, “Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations,” of the Offer to Purchase is incorporated herein by reference.
     (a)(5) The information set forth in Section 18, “Litigation,” of the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated November 1, 2010

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trusts Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Text of joint press release issued by Opto Circuits (India) Ltd. and Cardiac Science Corporation, dated October 19, 2010 (incorporated by reference to the Schedule TO-C filed by Opto Circuits (India) Ltd. and Jolt Acquisition Company with the Securities and Exchange Commission on October 19, 2010)

(a)(1)(G)	Text of joint press release issued by Opto Circuits (India) Ltd. and Cardiac Science Corporation issued in India, dated October 19, 2010 (incorporated by reference to the Schedule TO-C filed by Opto Circuits (India) Ltd. and Jolt Acquisition Company with the Securities and Exchange Commission on October 19, 2010)

(a)(1)(H)	Form of summary advertisement published in the New York Times on November 1, 2010

(a)(5)(A)	Complaint captioned Mindy Creamer vs. Cardiac Science Corporation, David L. Marver, Michael K. Matysik, Ruediger Naumann-Etienne, W. Robert Berg, Timothy C. Mickelson, Ronald A. Andrews, Jr., Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 102087824, filed on October 20, 2010 in the Superior Court of Washington, Snohomish County

(a)(5)(B)	Complaint captioned Lionel Patenaude v. Cardiac Science Corporation, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 5923-, filed on October 22, 2010 in the Court of Chancery of the State of Delaware

(a)(5)(C)	Complaint captioned Robert Gluck v. Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 102089126, filed on October 22, 2010 in the Superior Court of Washington, Snohomish County

(a)(5)(D)	Complaint captioned Mark Rapport v. David Marver, Ruediger Naumann-Etienne, W. Robert Berg, Ronald Andrews, and Cardiac Science Corporation, Case No. 102090051, filed on October 26, 2010 in the Superior Court of Washington, Snohomish County

(d)(1)	Agreement and Plan of Merger, dated October 19, 2010, by and among Opto Circuits (India) Ltd., Jolt Acquisition Company and Cardiac Science Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Cardiac Science Corporation with the Securities and Exchange Commission on October 19, 2010)

(d)(2)	Amendment No. 1, dated October 29, 2010, to the Agreement and Plan of Merger, dated as of October 19, 2010, by and among Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Cardiac Science Corporation with the Securities and Exchange Commission on October 29, 2010)

(d)(3)	Mutual Non-Disclosure Agreement, dated June 25, 2010, by and between Cardiac Science Corporation, Opto Circuits (India) Ltd. and its subsidiary Criticare Systems Inc.

(d)(4)	Addendum No. 1, dated July 26, 2010, to Mutual Non-Disclosure Agreement, dated June 25, 2010, by and between Cardiac Science Corporation, Opto Circuits (India) Ltd. and its subsidiary Criticare Systems Inc.

(d)(5)	Non-Binding Letter of Intent, dated August 10, 2010, between Opto Circuits (India) Ltd. and Cardiac Science Corporation
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Opto Circuits (India) Ltd.
By:	/s/ Vinod Ramnani
	Name:	Vinod Ramnani
	Title:	Chairman & Managing Director

Jolt Acquisition Company
By:	/s/ Anshul Vaswaney
	Name:	Anshul Vaswaney
	Title:	President

Dated: November 1, 2010

Exhibit Index

(a)(1)(A)	Offer to Purchase dated November 1, 2010

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)	Form of Notice of Guaranteed Delivery

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trusts Companies and Other Nominees

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Text of joint press release issued by Opto Circuits (India) Ltd. and Cardiac Science Corporation, dated October 19, 2010 (incorporated by reference to the Schedule TO-C filed by Opto Circuits (India) Ltd. and Jolt Acquisition Company with the Securities and Exchange Commission on October 19, 2010)

(a)(1)(G)	Text of joint press release issued by Opto Circuits (India) Ltd. and Cardiac Science Corporation issued in India, dated October 19, 2010 (incorporated by reference to the Schedule TO-C filed by Opto Circuits (India) Ltd. and Jolt Acquisition Company with the Securities and Exchange Commission on October 19, 2010)

(a)(1)(H)	Form of summary advertisement published in the New York Times on November 1, 2010

(a)(5)(A)	Complaint captioned Mindy Creamer vs. Cardiac Science Corporation, David L. Marver, Michael K. Matysik, Ruediger Naumann-Etienne, W. Robert Berg, Timothy C. Mickelson, Ronald A. Andrews, Jr., Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 102087824, filed on October 20, 2010 in the Superior Court of Washington, Snohomish County

(a)(5)(B)	Complaint captioned Lionel Patenaude v. Cardiac Science Corporation, Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 5923-, filed on October 22, 2010 in the Court of Chancery of the State of Delaware

(a)(5)(C)	Complaint captioned Robert Gluck v. Ruediger Naumann-Etienne, Ronald Andrews, W. Robert Berg, Dave Marver, Timothy C. Mickelson, Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company, Case No. 102089126, filed on October 22, 2010 in the Superior Court of Washington, Snohomish County

(a)(5)(D)	Complaint captioned Mark Rapport v. David Marver, Ruediger Naumann-Etienne, W. Robert Berg, Ronald Andrews, and Cardiac Science Corporation, Case No. 102090051, filed on October 26, 2010 in the Superior Court of Washington, Snohomish County

(d)(1)	Agreement and Plan of Merger, dated October 19, 2010, by and among Opto Circuits (India) Ltd., Jolt Acquisition Company and Cardiac Science Corporation (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Cardiac Science Corporation with the Securities and Exchange Commission on October 19, 2010)

(d)(2)	Amendment No. 1, dated October 29, 2010, to the Agreement and Plan of Merger, dated as of October 19, 2010, by and among Cardiac Science Corporation, Opto Circuits (India) Ltd. and Jolt Acquisition Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Cardiac Science Corporation with the Securities and Exchange Commission on October 29, 2010)

(d)(3)	Mutual Non-Disclosure Agreement, dated June 25, 2010, by and between Cardiac Science Corporation, Opto Circuits (India) Ltd. and its subsidiary Criticare Systems Inc.

(d)(4)	Addendum No. 1, dated July 26, 2010, to Mutual Non-Disclosure Agreement, dated June 25, 2010, by and between Cardiac Science Corporation, Opto Circuits (India) Ltd. and its subsidiary Criticare Systems Inc.

(d)(5)	Non-Binding Letter of Intent, dated August 10, 2010, between Opto Circuits (India) Ltd. and Cardiac Science Corporation